PRICING SUPPLEMENT NO. 03              Registration No. 333-86049
Dated December 14, 2000
to Supplemental Prospectus
Dated December 13, 2000
and Base Prospectus
Dated December 3, 1999



                   EL PASO ENERGY CORPORATION

                    Global Medium Term Notes
                    (Senior Fixed Rate Notes)



Trade Date:                               December 14, 2000

Settlement Date (Original Issue Date):    December 19, 2000

Maturity Date:                            December 15, 2007

Principal Amount (in specified currency): US$ 300,000,000

Price to Public (Issue Price):            99.718% of Principal Amount

Agent's Discount or Commission:            0.600%

Net Proceeds to El Paso Energy:           US$ 297,354,000

Interest Rate:                            6.950% per annum

Record Dates:                             Each June 1 and December 1

Interest Payment Dates:                   Each June 15 and December 15

First Interest Payment Date:              June 15, 2001

Form of Note (Book-Entry or Certified):   Book-Entry

CUSIP No:                                 28368E AC 0

Trustee and Paying Agent:                 The Chase Manhattan Bank

Call Provision:                           Redeemable at any time by the
                                          Issuer at the Make-Whole Price
                                          (Please read "Redemption of Notes")

Make-Whole Rate:                          Treasury Rate plus 25 basis points
                                          (Please read "Redemption of Notes")

Other Terms:                              None


     Capitalized terms used in this pricing supplement which are defined in the prospectus supplement have the meanings assigned to them in the prospectus supplement. Medium Term Notes may be issued by El Paso Energy in an aggregate principal amount of up to $900,000,000 and, to date, including this offering, an aggregate of $900,000,000 Medium Term Notes have been issued.

PRICING SUPPLEMENT NO. 03
December 14, 2000

Redemption of Notes

     The Notes will be subject to redemption at the option of the Company at any time, in whole or from time to time in part, at the Make-Whole Price (as defined below), on notice given no more than 60 nor less than 30 calendar days prior to the date of redemption (the "Redemption Date") and in accordance with the provisions of the Indenture. "Make-Whole Price" means an amount equal to the greater of (i) 100% of the principal amount of the Notes to be redeemed and (ii) as determined by an Independent Investment Banker, the sum of the present values of the remaining scheduled payments of principal and interest thereon (not including any portion of such payments of interest accrued as of the Redemption Date) discounted back to the Redemption Date on a semi-annual basis (assuming a 360-day year consisting of twelve 30-day months) at the Treasury Rate (as defined below) plus 25 basis points, plus, in the case of both (i) and (ii), accrued and unpaid interest to the Redemption Date. Unless the Company defaults in payment of the Make-Whole Price, on and after the Redemption Date, interest will cease to accrue on the Notes to be redeemed. In the event of redemption of a Note in part only, a new Note of like tenor for the unredeemed portion thereof and otherwise having the same terms as the Note partially redeemed shall be issued in the name of the holder of the Note upon the presentation and surrender thereof.

     "Comparable Treasury Issue" means the United States Treasury security selected by an Independent Investment Banker as having a maturity comparable to the remaining term of the Notes to be redeemed that would be utilized, at the time of selection and in accordance with customary financial practice, in pricing new issues of corporate debt securities of comparable maturity to the remaining term of the Notes.

     "Comparable Treasury Price" means, with respect to any Redemption Date, (i) the average of five Reference Treasury Dealer Quotations for such Redemption Date, after excluding the highest and lowest of such Reference Treasury Dealer Quotations, or (ii) if the Trustee obtains fewer than five such Reference Treasury Dealer Quotations, the average of all such Reference Treasury Dealer Quotations.

     "Independent Investment Banker" means one of the Reference
Treasury Dealers appointed by the Trustee after consultation with the Company.

     "Reference Treasury Dealer" means (i) Banc of America Securities LLC; ABN AMRO Incorporated; and Chase Securities Inc. and their respective successors; provided, however, that if any of the foregoing shall not be a primary U.S. government securities dealer in New York City (a "Primary Treasury Dealer"), the Company shall substitute therefor another Primary Treasury Dealer; and (ii) any two other Primary Treasury Dealers the Company selects.

      "Reference Treasury Dealer Quotations" means, with respect to each Reference Treasury Dealer and any Redemption Date, the average, as determined by the Trustee, of the bid and asked prices for the Comparable Treasury Issue (expressed in each case as a percentage of its principal amount) quoted in writing to the Trustee by such Reference Treasury Dealer at 5:00 p.m. on the third Business Day preceding such Redemption Date.

     "Treasury Rate" means, with respect to any Redemption Date,
(i) the yield, under the heading which represents the average for the immediately preceding week, appearing in the most recently published statistical release designated "H.15(519)" or any successor publication that is published weekly by the Board of Governors of the Federal Reserve System and that establishes yields on actively traded United States Treasury securities adjusted to constant maturity under the caption "Treasury Constant Maturities," for the maturity corresponding to the Comparable Treasury Issue (if no maturity is within three months before or after the Stated maturity, yields for the two published maturities most closely corresponding to the Comparable Treasury Issue shall be determined, and the Treasury Rate shall be interpolated or extrapolated from such yields on a straight-line basis, rounding to the nearest month) or (ii) if such release (or any successor release) is not published during the week preceding the calculation date or does not contain such yields, the rate per annum equal to the semi-annual equivalent yield to maturity of the Comparable Treasury Issue, calculated using a price for the Comparable Treasury Issue (expressed as a percentage of its principal amount) equal to the Comparable Treasury Price for such Redemption Date. The Treasury Rate shall be calculated on the third Business Day preceding the Redemption Date.

     Notwithstanding Section 1104 of the Indenture, the notice of redemption with respect to the foregoing redemption need not set forth the Make-Whole Price but only the manner of calculation thereof. The Company shall notify the Trustee of the Make-Whole Price with respect to any redemption promptly after the calculation thereof, and the Trustee shall not be responsible for such calculation.

Plan of Distribution

     The Notes are being purchased in the amounts indicated by the underwriters listed below, individually as principal.

     Banc of America Securities LLC    US$ 180,000,000
     ABN AMRO Incorporated             US$  60,000,000
     Chase Securities Inc.             US$  60,000,000

     The Company has agreed to indemnify the underwriters against certain liabilities, including liabilities under the Securities
Act of 1933, as amended.

Validity of the Securities

     The validity of the securities will be passed on by Locke
Liddell & Sapp LLP, counsel for the underwriters.